

June 22, 2012

Via E-mail
Mr. Robert A. Snyder
Chief Executive Officer
Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361

      Re: Orchids Paper Products Company
              Registration Statement on Form S-3
              Filed May 31, 2012
              File No. 333-181817

Dear Mr. Snyder:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

General

1.   In your explanatory note, you state that this registration statement "serves to transition" the outstanding and effective shelf registration statement filed on June 29, 2009, No. 333-160305, to this registration statement, and that "upon filing and effectiveness, this registration statement replaces the previous statement." From this, it appears that you are using the combined prospectus technique of Rule 429 in the context of Rule 415, for when an amount of securities remains unsold from an earlier registration statement. As such, please revise the registration statement cover page to disclose your reliance on Rule 429, and that under this rule, you are filing a combined prospectus, that shall, upon effectiveness, act as a post-effective amendment to your prior registration statement, indicating the file number. See Rule 429(b). Please also ensure that your registration statement complies with Rule 415(a)(5) and (6). For more information, see Securities Act

Rules Compliance and Disclosure Interpretations 212.24, 212.26, and 225.04, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Donald E. Figliulo
        Polsinelli Shughart PC